PETRO RESOURCES CORPORATION
777 Post Oak Boulevard, Suite 910
Houston, TX 77056
October 25, 2007
VIA FACSIMILE (202) 772-9368
AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Sean Donahue

Re:	Petro Resources Corporation Registration Statement on Form SB-2 File No. 333-145735
Dear Mr. Donahue:
     Petro Resources Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement be accelerated to 12:00 noon, Eastern Time, on Monday, October 29, 2007, or as soon thereafter as practicable.
     The Company hereby acknowledges that:
1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Petro Resources Corporation
By:	/s/ Wayne Hall
Wayne Hall, President